UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 8, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on May 10, 2017.

As of November 13, 2017, we had raised total gross offering proceeds of approximately $7.9 million (including the approximate $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 787,000 of our common shares.

The Offering is expected to terminate on or before May 10, 2019, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Updates to Minor Assets Acquired – November 8, 2017

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
I51	Washington, DC	Single-family home	10/20/17	$573,111
T32	Washington, DC	Single-family home	10/27/17	$578,349
H61	Washington, DC	Single-family home	10/30/17	$558,592
H13	Washington, DC	Single-family home	11/08/17	$831,311

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - I51 - Controlled Subsidiary

On October 20, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – I51 - Controlled Subsidiary”), for an initial purchase price of $573,111 which is the initial stated value of our equity interest in the Fundrise eFUND – I51 - Controlled Subsidiary (the “I51 Investment”). The Fundrise eFUND – I51 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one bathroom, 1,640 square foot home located in the Petworth neighborhood of Washington, DC (the “I51 Property”). The closing of both the I51 Investment and the I51 Property occurred concurrently.

The I51 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - I51 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the I51 Investment (the “I51 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - I51 - Controlled Subsidiary, including the I51 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the I51 Investment, paid directly by the Fundrise eFUND - I51 - Controlled Subsidiary.

In addition to the initial investment amount of $573,111, we anticipate additional costs of approximately $10,000 for the planned renovation intended to make the I51 Property competitive with rental homes in the immediate submarket. Following the minor renovation, we anticipate renting the property for approximately $3,000 per month. The property is currently vacant and there can be no assurance that the anticipated completion cost or rental rate will be achieved.

The I51 Investment is anticipated to be held for 36 to 60 months and sold at the end of the hold However, there can be no assurance that a sale will be achieved.

The I51 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Petworth neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Petworth submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - T32 - Controlled Subsidiary

On October 27, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – T32 - Controlled Subsidiary”), for an initial purchase price of $578,349 which is the initial stated value of our equity interest in the Fundrise eFUND – T32 - Controlled Subsidiary (the “T32 Investment”). The Fundrise eFUND – T32 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one and one half-bathroom, 1,944 square foot home located in the Eckington neighborhood of Washington, DC (the “T32 Property”). The closing of both the T32 Investment and the T32 Property occurred concurrently.

The T32 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - T32 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the T32 Investment (the “T32 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - T32 - Controlled Subsidiary, including the T32 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the T32 Investment, paid directly by the Fundrise eFUND - T32 - Controlled Subsidiary.

In addition to the initial investment amount of $578,349, we anticipate additional costs of approximately $164,585 for the planned renovation intended to make the T32 Property competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate selling the property for approximately $835,000, or $430 PSF. There can be no assurance that the anticipated completion cost or sales price will be achieved.

The T32 Investment is anticipated to be held for 12 to 18 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve a 7% - 11% profit margin upon sale based on a $835,000, or approximately $430 per square foot, sellout price. However, there can be no assurance that such value will be achieved.

The T32 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Eckington neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. The Eckington submarket has grown significantly year over year with median 3 bedroom home sales prices growing more than 17% year over year as of September 2017. The average sale to list price in the submarket remains at 100%, indicating strong demand in light of significant price appreciation.

We believe these strong market fundamentals will continue to make the Eckington submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - H61 - Controlled Subsidiary

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H61 - Controlled Subsidiary”), for an initial purchase price of $558,592 which is the initial stated value of our equity interest in the Fundrise eFUND – H61 - Controlled Subsidiary (the “H61 Investment”). The Fundrise eFUND – H61 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one and one-half bathroom, 832 square foot home located in the Petworth neighborhood of Washington, DC (the “H61 Property”). The closing of both the H61 Investment and the H61 Property occurred concurrently.

The H61 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - H61 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the H61 Investment (the “H61 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - H61 - Controlled Subsidiary, including the H61 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the H61 Investment, paid directly by the Fundrise eFUND - H61 - Controlled Subsidiary.

In addition to the initial investment amount of $558,592, we anticipate no additional costs to make the H61 Property competitive with rental homes in the immediate submarket. We anticipate renting the property for approximately $2,900 per month. The property is currently vacant and there can be no assurance that the anticipated completion cost or rental rate will be achieved.

The H61 Investment is anticipated to be held for 36 to 60 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The H61 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Petworth neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Petworth submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - H13 - Controlled Subsidiary

On November 8, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H13 - Controlled Subsidiary”), for an initial purchase price of $831,311 which is the initial stated value of our equity interest in the Fundrise eFUND – H13 - Controlled Subsidiary (the “H13 Investment”). The Fundrise eFUND – H13 - Controlled Subsidiary used the proceeds to acquire an existing two bedroom, one and one half-bathroom, 2,072 square foot home located in the Columbia Heights neighborhood of Washington, DC (the “H13 Property”). The closing of both the H13 Investment and the H13 Property occurred concurrently.

The H13 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - H13 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the H13 Investment (the “H13 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - H13 - Controlled Subsidiary, including the H13 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the H13 Investment, paid directly by the Fundrise eFUND - H13 - Controlled Subsidiary.

In addition to the purchase price of $831,311, we anticipate additional hard and soft costs of approximately $535,000 for the planned renovation and conversion into two separate condominium units, intended to make the H13 Property competitive with fully condominium conversions in the immediate submarket. In addition to completing a full renovation, we anticipate increasing the sellable square footage of the property to approximately 3,100 square feet by finishing the basement space and adding a small addition to the structure. Following the complete renovation, we anticipate selling the property for approximately $1,600,000, or $520 PSF total value of both condominium units. There can be no assurance that the anticipated completion cost will be achieved.

The H13 Investment is anticipated to be held for 24 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve an 11-13% profit margin upon sale based on a $1,600,000, or approximately $520 per square foot, sellout price. However, there can be no assurance that such value will be achieved.

The H13 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Columbia Heights neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. The Columbia Heights submarket has grown significantly year over year with median home sales prices growing more than 5.7% year over year as of October 2017. The average sale to list price in the submarket remains at 100%, indicating strong demand in light of price appreciation.

We believe these strong market fundamentals will continue to make the Columbia Heights submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     November 14, 2017